[Cahill Gordon & Reindel LLP Letterhead]

(212) 701-3000

August 4, 2010

VIA EDGAR TRANSMISSION AND

FACSIMILE TRANSMISSION TO (703) 813-6963

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International CCE Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 8, 2010

File No. 333-167067

Amendment No. 1 to Schedule 13E-3 relating to

Coca-Cola Enterprises Inc.

Filed July 8, 2010

File No. 005-38029

Dear Mr. Reynolds:

We hereby submit responses to the comments of the Staff regarding the above-referenced filings as set forth in your letter dated July 26, 2010 (the “Comment Letter”) on behalf of Coca-Cola Enterprises Inc. (the “Company” or “CCE”) and International CCE Inc. (“New CCE”), and to the extent the responses indicate they are responses of The Coca-Cola Company (“TCCC”) and Cobalt Subsidiary LLC (“Merger Sub”), on behalf of TCCC and Merger Sub. Additionally, New CCE files herewith, via EDGAR, Amendment No. 2 to the Registration Statement on Form S-4, originally filed with the Commission on May 25, 2010 (the “Registration Statement”),

and the filing persons that are signatories thereto file Amendment No. 2 to the Schedule 13E-3 originally filed with the Commission on May 25, 2010 (the “Schedule 13E-3”). These amendments reflect the responses to the comments of the Staff as set forth in the Comment Letter and include updates to the financial information to reflect second quarter results.

Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the response.

We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Registration Statement on Form S-4

General

1. We note your response to comment one in our letter dated June 22, 2010. Please explain to us why you believe Messrs. Cahillane’s and Finan’s continuing positions as executive officers and directors would not permit them to direct the management policies of the entity being taken private. We may have further comment.

Response: The Company has been advised by TCCC that TCCC does not anticipate that Mr. Finan will be an executive officer or director of CCE, although he will continue to be an executive officer of TCCC. TCCC has also advised the Company that it does not anticipate that Mr. Cahillane will be a director of CCE, although he is expected to be an executive officer of CCE. TCCC has not determined whether Mr. Cahillane will be an executive officer of TCCC. TCCC believes that following the closing of the Merger, control of CCE will be vested in the board of directors of CCE and TCCC and that neither Mr. Finan nor Mr. Cahillane will individually control CCE. TCCC understands, however, that the determination of whether a person’s position as an executive officer permits him to direct the management policies of a company is a question of facts and circumstances. Nevertheless, TCCC believes that for purposes of responding to the Staff’s comment, even if Messrs. Cahillane and Finan were deemed to have the ability to direct the management policies of CCE by virtue of their positions as executive officers of TCCC or CCE, as applicable, the interests of Messrs. Cahillane and Finan in the Transaction are distinguishable from those of senior management for whom the Staff has taken the position would be required to separately file a Schedule 13E-3 in going private transactions.

In the Compliance and Disclosure Interpretations released by the Staff on January 26, 2009 (the “CDIs”), the Staff provides that an “important aspect” of such analysis is the presence of three factors, one of which is “the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities.” Historically, the Staff often has required compliance with Rule 13e-3 if management owns 10% or more of the surviving entity or the purchaser. In this case, Messrs. Cahillane and Finan will beneficially own no equity interests of CCE following the Merger and each will beneficially own less than 1% of the equity interests in TCCC. Furthermore, the second of the three factors discussed in the CDIs is whether management would occupy seats on the surviving company’s board of directors in addition to having senior management positions. As noted above, neither Mr. Cahillane nor Mr. Finan is expected to serve as a member of the board of directors of CCE following the closing. Given the absence of two of the Staff’s three stated factors, the Company and TCCC believe that Messrs. Cahillane and Finan are not separately required file a Schedule 13E-3.

2. We note your response to comment six in our letter dated June 22, 2010. We have yet to receive your response. Please note that this comment will need to be resolved before your registration statement is declared effective.

Response: Counsels to the Company have confirmed with members of the Division’s Office of Chief Counsel that New CCE is eligible to use Form S-3 before and after the proposed transaction. Therefore, New CCE believes it is an accelerated filer based on the guidance in footnote 76 to Internal Control Over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies, SEC Release No. 33-8760 (2006) (the “Internal Control Release”) (emphasis added):

“In some situations, a newly formed public company may seek to use another entity’s reporting history for purposes of using Form S–3. For example, a spun-off entity may attempt to use its parent’s reporting history or a newly formed holding company may seek to use its predecessor’s reporting history. Because of the inter-relationship between Form S–3 eligibility and accelerated filer status, we believe that, to the extent a newly formed public company seeks to use and is deemed eligible to use Form S–3 on the basis of another entity’s reporting history, that company would also be an accelerated filer and therefore required to comply with Items 308(a) and 308(b) of Regulation S–K in the first annual report that it files.”

Following completion of the transaction, New CCE will comply with the reporting obligations noted in the Internal Control Release as also discussed in Question 203.16 of the SEC Division of Corporation Finance, Compliance and Disclosure Interpretations, Securities Act Rules Interpretations. In addition, as noted on page 45 of the Registration Statement, TCCC intends to cause CCE to be deregistered under the Exchange Act upon consummation of the Merger, such that CCE will no longer be required to file reports with the SEC.

Summary, page 1

3. We note your response to prior comment 15. With a view to clarifying disclosure, advise us why TCCC’s approximately 34% stake in CCE cannot be quantified based on appropriate trading prices, and adjusted based on debt assumption and cash received,

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 2.

Background of the Merger, page 18

4. We note your revised disclosure and response to comments 29 and 34 in our letter dated June 22, 2010. Please revise to further clarify the material terms under negotiation and the reasons for significant changes to them. For example, you state on page 18 that the parties discussed “a possible transaction” in 2009 but “did not reach agreement.” You do not, however, summarize the parameters of the transaction discussed at that time or identify the principal terms relating to or reasons for the inability to reach an agreement at that time. Similarly, it is unclear what factors, changes to the principal terms discussed or events between November 2008 and March and April 2009 caused the parties to resume negotiations, as indicated in the fourth and sixth paragraphs on page 21; it is also unclear what factors, changes to the principal terms discussed or events caused the parties to resume negotiations a second time in December 2009. As other nonexclusive examples, you use vague terms that do not convey meaningful information about the negotiations, such as “components of value,” “a cash payment to CCE shareowners” and “other elements of value” on page 23, “the appropriate value,” “assign appropriate value,” and “the components of a possible transaction” on page 24, and “a proposal” and “the revised proposal” on page 26. Please revise accordingly.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at pages 18, 21, 22, 23, 24, 25, 27, 38 and 41.

The Company supplementally advises the Staff that the statements on page 18 referring to “a possible transaction” are part of a summary introduction to the more detailed discussion of events that follows on pages 19-34.

The Company has revised the Registration Statement in response to the Staff’s comment at page 21 to expand the description of resumed discussions between November 2008 and April 2009 and on page 27 to expand the description of resumed discussions in December 2009. The Company believes that all material information regarding the differences between proposals discussed in September and December 2009, including the resumption of discussions in December 2009, is disclosed in the revised Registration Statement, including at:

•	page 25 in the discussion of “September 14 and 15, 2009;”

•	page 25 in the discussion of “September 16, 2009;” and

•	page 27 in the discussion of “December 18, 2009.”

The Company has clarified references to “components of value” and similar terms referred to in comments 4 and 9 and believes that all material information regarding these statements is disclosed in the revised Registration Statement, including at:

•	page 22 in the discussion of “July 20 through 22, 2009;”

•	pages 23-24 in the discussion of “August 18, 2009” and “August 26, 2009;”

•	page 25 in the discussions of “September 11, 2009,” “September 14, 2009” and “September 14 and 15, 2009;” and

•	page 25 in the discussion of “September 16, 2009.”

The Company has also clarified references to the cash payment to shareowners referred to in comments 4, 7 and 8 and believes that all material information regarding the payment is disclosed in the revised Registration Statement, including at:

•	page 22 in the discussion of “July 20 through 22, 2009;”

•	page 23 in the discussion of “August 18, 2009;”

•	page 25 in the discussion of “September 14 and 15, 2009;”

•	page 25 in the discussion of “September 16, 2009;”

•	page 27 in the discussion of “December 18, 2009;”

•	page 27 in the discussion of “January 4 and 5, 2010;” and

•	page 29 in the discussion of “February 2 through 4, 2010.”

The Company believes that the revised disclosure accurately reflects the nature of the referenced discussions, and that there are no additional material details to disclose regarding what were, in many instances, discussions about general concepts regarding a potential transaction of some kind between the two companies without discussion of specific terms.

5. We note your statement in the first paragraph that “TCCC and CCE considered possible strategic alternatives, including a transaction between the two companies.” Please expand your disclosure to describe the alternatives and state the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Response: The Company has revised the Registration Statement in response to comments 5 and 6 at pages 18, 19, 21, 22 and 23.

6. We note your responses to comments 37 and 38 in our letter dated June 22, 2010. We also note your disclosure on page 22 that as of July 22, 2009, your management was instructed to “to continue to explore the other strategic alternatives.” Please expand your disclosure to state the reasons for the rejection of these other strategic alternatives. Refer to Item 1013(b) of Regulation M-A.

Response: The Company has revised the Registration Statement in response to comments 5 and 6 at pages 18, 19, 21, 22 and 23.

7. We note the Affiliated Transaction Committee’s directive on August 18, 2009, “that the transaction must result in CCE having the ability to make a cash payment to CCE shareowners.” Please expand your disclosure to explain the committee’s reasoning for structuring the transaction this way. We note that it appears that it was not until September 14 or 15, 2009, that TCCC indicated it would not consider a transaction that included payment of cash consideration by TCCC. Refer to Item 1013(c) of Regulation M-A.

Response: The Company has revised the Registration Statement in response to comments 4, 7 and 8 at page 23. As described in response to comment 4, the Company believes that all material information regarding the cash payment to shareowners is disclosed in the revised Registration Statement. In addition to the revisions made in Amendment No. 2 to the Registration Statement, please see the disclosure at page 27 in the discussion of “December 18, 2009,” which explains that the “cash and stock components were selected because the Affiliated Transaction Committee determined that the CCE shareowners (other than TCCC) should realize a portion of the transaction value promptly in cash, along with the opportunity to participate in the future earnings of the European business through the stock in the entity.”

8. We note your new disclosure on page 29: “the parties determined to provide the $10.00 in cash to CCE shareowners (other than TCCC) as merger consideration, funded by New CCE, rather than as a dividend payment.” Please expand your disclosure to clarify the difference(s) between the consideration and dividend structures and explain the parties’ reasoning for structuring the transaction using the “dividend” instead of “merger consideration.” Refer to Item 1013(c) of Regulation M-A

Response: The Company has revised the Registration Statement in response to comments 4, 7 and 8 at page 23 to clarify references to the cash to be provided to CCE shareowners. The Company advises the Staff that the determination referred to in the comment, between providing cash to CCE shareowners as merger consideration, rather than as a dividend payment, was the result of considering complex tax matters, the details of which would not provide additional material information to shareowners, since either form of payment would result in providing an equivalent amount of cash to shareowners.

9. We note your references to the CCE North American business’s “components of value” on pages 23 and 24. We also note the following disclosure on page one of CCE’s Form 10-K filed on February 12, 2010: “We have perpetual bottling rights within our U.S. territories for products with the name ‘Coca-Cola.’” Please expand your disclosure to describe briefly the components of value. If CCE’s perpetual bottling rights are not a “component of value,” please expand your disclosure in the “Background of the Merger” section to clarify whether the bottling rights were considered by the parties during the negotiations regarding the merger consideration.

Response: The Company has revised the Registration Statement in response to comments 4 and 9 at pages 38 and 41.

CCE’s and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and the CCE Board as to Fairness of the Merger, page 33

10. We note your response to comments 45 and 46 in our letter dated June 22, 2010. Please revise to address the consideration given to current market prices and historical market prices, as provided in your supplemental response. Similarly revise page 38 regarding the CCE Board’s position to address the consideration given to going concern value and page 41 regarding TCCC’s position to address the consideration given to net book value and going concern value as provided in your supplemental response to comment 49.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at pages 34 and 41.

11. We note your response to comment 47 in our previous letter and the revised bullet point on page 38. Please revise the introductory paragraph on page 38 where you state that the CCE board “expressly adopted the Affiliated Transaction Committee’s conclusions” to also indicate, if true, that it expressly adopted the analyses and discussions of the Affiliated Transaction Committee.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 39.

Certain Forecasts, page 45

12. Please revise to disclose what role, if any, TCCC, its directors, officers or any other filing person played in formulating the forecasts. See comment 52 from our prior letter.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 46.

13. We note your response to comment 52 from our prior letter and the revised disclosure on page 46, including the statement that your three-year business plan did not assume any material improvement or worsening of the general economic climate in North America or Europe but did incorporate other anticipated activity. The table on page 46 provides forecasted net revenue for New CCE of $8,073 million in 2010, which appears to represent an approximate 11.2% increase over 2009 pro forma net revenue of $7,263 million, as disclosed on page 163. We also note that the growth in revenue will be from a balance of volume and pricing determinations. It appears, based on pages 134-136, that net revenue for New CCE grew by approximately 6.0% between 2007 and 2008 and shrunk by 1.5% between 2008 and 2009. In light of your recent historical revenue growth rates, please revise to further clarify the assumptions underlying the forecasts, including the achievement of $8,073 million of revenues in 2010.

Response: As discussed on page 173 of the Registration Statement, New CCE’s 2009 net operating revenue decrease of 1.5 percent versus 2008 included a negative currency exchange rate impact of 10.5 percent. On a currency neutral basis, New CCE’s 2009 net operating revenue increased 9.0 percent versus 2008. The net operating revenue increase of 6.0 percent from 2007 to 2008 included an immaterial currency exchange rate impact. New CCE’s 2010 forecasted net operating revenue of $8,073 million noted on page 47 includes a favorable currency exchange rate impact of 4.5 percent, and represents a growth of approximately 7.0 percent on a currency neutral basis. The Company believes the 2010 forecasted growth projection is generally consistent with New CCE’s 2008 and 2009 currency neutral growth of 9.0 percent and 6.0 percent, respectively.

Opinion of the CCE Affiliated Transaction Committee’s Financial Advisor, page 46

14. We note your response to comment 55 and partially reissue it. The results of analyses are not clear to someone who is not familiar with the analyses or the technical terminology used, and you do not explain whether the results of each analysis supported the fairness conclusion. For example,

•

It is unclear how the “implied per share reference range for CCE of $18.00 to $24.75” on page 49 relates to the New CCE “implied per share merger consideration reference range of $29.27 to $32.91” or to the consideration in the proposed merger, and you do not explain whether the results of this Selected Companies Analysis supported the fairness conclusion;

•

It is unclear how the “implied per share reference range for CCE” identified on page 56 as $18.59 - $24.11 was compared to “the implied per share merger consideration reference range” of $29.13 - $32.19 or to the consideration in the proposed merger, and you do not explain whether the results of this Selected Public Companies Analyses supported the fairness conclusion;

•

The definition and use of “implied per share reference range” for CCE is unclear given that the company’s shares already trade, and it is unclear what is meant by “implied per share merger consideration” in contrast to the actual consideration to be evaluated by voting shareholders. Revised disclosure should clarify the meaning and purpose of these terms and compare them to the actual consideration.

•

As another non-exclusive example, you state that the Selected Transactions Analysis on page 66 provided TCCC’s board the EV for target companies to compare them with LTM EBITDA, and assisted the board in understanding the extent to which the EV of the Business represented a premium or discount to the multiples of LTM EBITDA represented by the EV of the other targets. You do not, however, quantify any of these values or explain whether they suggested a premium or discount.

Response: In response to the portion of the Staff’s comment to clarify the results of the financial analyses, including the definition and use of “implied per share reference ranges for CCE” and “implied per share merger consideration reference ranges,” the Company has revised the Registration Statement at page 49 in the case of Greenhill’s analyses, at page 56 in the case of Credit Suisse’s analyses and at page 61 in the case of Lazard’s analyses. Specifically, the disclosure indicates that the financial advisors compared (i) ranges of implied values derived from the financial analyses for one share of CCE common stock to be exchanged in the Merger (previously referred to as implied per share reference ranges for CCE) with (ii) ranges of implied values derived from the financial analyses for the consideration, consisting of one share of New CCE common stock and the Cash Consideration, to be received in the Merger in exchange for one share of CCE common stock (previously referred to as implied per share merger consideration reference ranges). The Company also has revised the Registration Statement at pages 49, 50, 51, 52, 56, 57, 58, 61, 62 and 63 to clarify this disclosure, including certain terminology noted by the Staff. The Company believes that, with these revisions, the disclosure more clearly indicates the comparisons made in the analyses and the relevance of the results of such analyses to the conclusion of fairness, from a financial point of view, of the Merger Consideration.

With respect to the portion of the Staff’s comment to indicate whether the results of each analysis supported the financial advisors’ fairness conclusions, CCE supplementally advises the Staff that, in performing their respective analyses, Greenhill, Credit Suisse and Lazard each reached a single conclusion as to the fairness of the Merger Consideration (and Goldman Sachs reached a single conclusion as to the fairness of the consideration to be paid by TCCC) from a financial point of view based on the results of all analyses undertaken by it and assessed as a whole. Greenhill, Credit Suisse, Lazard and Goldman Sachs did not, as part of their respective processes, isolate various factors or analyses or reach separate conclusions with respect to whether or not any particular analysis or factor “supported” their respective fairness determination. Disclosure to this effect is currently reflected on pages 53, 55, 61 and 68 of the Registration Statement. Considering the foregoing and because the disclosure accurately reflects the manner in which the financial analyses were evaluated by the financial advisors and reviewed with CCE’s Affiliated Transaction Committee and the CCE Board or with the TCCC Board, as applicable, no further revisions have been made to the Registration Statement in this regard.

With respect to the portion of the Staff’s comment regarding the use of the trading price of CCE common stock and the actual consideration rather than implied values derived from the financial analyses performed, CCE believes that, in transactions such as the proposed Merger, it is customary for a financial advisor to perform various financial analyses in order to derive implied per share equity value ranges for a target company (in this case, ranges of implied values for shares of CCE common stock to be exchanged in the Merger), which implied per share equity value ranges can then be compared against the Merger Consideration, rather than to rely on the market price of the target company’s stock. In the case of the Merger Consideration, CCE supplementally advises the Staff that it was necessary to derive implied values for the merger consideration because the Merger Consideration is comprised, in part, of New CCE common stock. Accordingly, the Registration Statement has not been revised in this regard.

With respect to the portion of the Staff’s comment regarding Goldman Sachs’ comparison in the Selected Transactions Analysis of the EV for target companies with LTM EBITDA, the Company has revised the Registration Statement in response to the Staff’s comment at page 67 to quantify each of these multiples and compare them to the EV/LTM EBITDA of the Business, indicating that the precedent transactions concluded at a premium and a discount to the Transaction. The Company has also revised the Registration Statement in response to the Staff’s comment in the Selected Companies Analysis at page 68 to quantify the EV/LTM EBITDA multiples of each of the selected companies in comparison to the EV/LTM EBITDA of both CCE and the Business and each of the P/E multiples of the selected companies in comparison to CCE, indicating the selected companies with multiples at a premium and a discount to CCE and the Business.

Please revise throughout accordingly.

Opinions of CCE’s Financial Advisors, page 52

15. We note your response to comment 54 in our letter dated June 22, 2010, and we partially re-issue that comment. We note that the description in the proxy statement/prospectus regarding the material relationships between Credit Suisse and CCE does not provide a narrative and quantitative description of the fees to be paid to Credit Suisse and its affiliates by CCE and its affiliates. Please revise the· proxy statement/prospectus to provide such disclosures, including the portion of the fee which is contingent upon the consummation of merger. This comment applies similarly to Lazard and Goldman Sachs.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at pages 58, 63 and 69.

Unaudited Pro Forma Condensed Combined Financial Information of CCE North America Operations, page 131

16. We note in Note 15 of the consolidated financial statements presented in CCE’s Form 10-K for December 31, 2009, that the 2009 net revenues and operating income for the Europe segment were $6,517 million and $963 million, respectively. While the amount of net revenues presented on page 134 for New CCE agree with that reported in the 10-K for the Europe segment, the amount of operating income does not. Please disclose the differences in the composition of New CCE and CCE’s Europe segment that resulted in the Europe segment’s operating income not agreeing with New CCE’s operating income of $805 million.

Response: The Company has disclosed on page F-33 of the Registration Statement that New CCE’s total operating income for the year ended December 31, 2009 includes income of $963 million for its Europe segment less corporate expenses totaling $158 million. This $158 million represents the allocation of CCE corporate expenses under Staff Accounting Bulletin No. 55 (“SAB 55”). The following table summarizes the differences in Europe’s operating income as presented in CCE’s Form 10-K and New CCE’s operating income as presented in the Registration Statement ($ in millions):

	Operating Income (Loss)
	Europe Segment Per CCE’s Form 10-K	New CCE per Form S-4
Europe	$963	$963
SAB 55 Allocation	0	(158)
Total	$963	$805

Related Person Transactions, page 144

17. We note the reference to the incidence agreement to be entered into with TCCC. To the extent the agreement will not be signed pre-effectively, please file any form-of or similar agreement with TCCC.

Response: New CCE will file the form of incidence pricing agreement prior to effectiveness.

18. With respect to prior comment 63, advise us if you intend to seek confidential treatment for information that could cause competitive harm if disclosed.

Response: The Company does not expect to seek confidential treatment of the form of incidence pricing agreement attached as an exhibit.

19. Please confirm that Management’s Discussion and Analysis or other disclosure in New CCE’s future filings will address in quantitative and qualitative terms the disclosure in the table on page 44. It appears that these revenues and expenses would be material to the company going forward.

Response: New CCE’s confirms that its future filings will address in quantitative and qualitative terms the information provided in the table on page 146.

Unaudited Pro Forma Condensed Combined Financial Information of New CCE, page 157

20. We note in your response to comment 67 of our letter dated June 22, 2010 that the non-qualified defined benefit plan is expected to be terminated for new CCE at the close of the Merger. Please tell us your consideration of Rule 11-02(b)(6) of Regulation S-X in determining whether to provide pro forma adjustments for the effects of the plan termination.

Response: In accordance with Rule 11-02 (b) of Regulation S-X, the Company has included an estimate of New CCE’s portion of the non-qualified U.S. defined benefit plan liability in New CCE’s pro forma condensed balance sheet since New CCE is contractually obligated to assume the liability associated with individuals who will be employed by New CCE after the Merger and the estimated liability is factually supportable.

Expenses related to the non-qualified U.S. defined benefit plan are included in the historical financial statements of New CCE through the allocation of CCE corporate expenses under SAB 55. In the New CCE pro forma financial statements, the historical corporate expenses have been adjusted to equal New CCE’s expected corporate expenses as an independent company, which includes the expected benefits and compensation for employees of New CCE that participated in CCE’s non-qualified U.S. defined benefit plan.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 160

21. We note in your response to comment 76 of our letter dated June 22, 2010 that you have revised note (o) to include the expected impact of the tax sharing agreement. Please tell us if the $23 million estimate of incremental cash taxes to be paid as a result of the Merger solely represents the expected impact of the tax sharing agreement. To the extent that additional items are included in this total, please provide us with the individual components that comprise this amount.

Response: The estimated $23 million included in note (o) represented the amount of incremental cash taxes as of April 2, 2010 expected to be incurred as a result of certain tax elections that New CCE intends to make as a result of the Tax Sharing Agreement. Based on additional analysis, we now expect the incremental cash taxes under the Tax Sharing Agreement to be approximately $48 million, $17 million of which were paid in the second quarter of 2010. As such, we have revised our estimate of incremental cash taxes expected to be paid prior to the close of the Merger under the Tax Sharing Agreement to $31 million in note (o) of the pro forma condensed combined balance sheet. New CCE does not anticipate making any material cash payments under the Tax Sharing Agreement after the completion of the Merger. Additionally, there is currently legislation in the U.S. Congress related to certain tax elections, specifically bonus depreciation, that, if passed, would reduce the amount of incremental cash taxes New CCE would expect to pay under the Tax Sharing Agreement.

As indicated in note (n) of the New CCE pro forma condensed combined balance sheet, as of July 2, 2010 New CCE expects to receive cash from TCCC of approximately $150 million related to the U.S. tax benefits that are expected to be delivered to TCCC under the Tax Sharing Agreement.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 161

22. We note in adjustment (a) on page 162 that the equity awards will be converted in a manner that provides the employee with the same intrinsic value in New CCE shares as the employee had in CCE shares immediately prior to the effective date of the Merger. Please disclose the aggregate intrinsic value of options outstanding and exercisable.

Response: The Company has revised note (a) on page 163 to include the additional disclosures.

23. Please disclose the amount of unrecognized compensation expense related to your unvested equity awards and the weighted-average period over which you will expect to recognize this expense.

Response: The Company has revised note (a) on page 163 to include the additional disclosures.

Notes to Combined Financial Statements

Note 13. Operating Segment, page F-32

24. We note in your response to comment 93 of our letter dated June 22, 2010 that you identified the Europe segment as the only operating segment for New CCE. Please also explain to us how you considered the Coca-Cola Enterprises (Canada) Bottling Finance Company in your segment analysis.

Response: Coca-Cola Enterprises (Canada) Bottling Finance Company (“Canada Finco”) is a financing entity with no operating revenues or expenses other than interest expense/income on debt issuances. As the entity does not engage in business activities and is not regularly reviewed by the Chief Operating Decision Maker (“CODM”), Canada Finco does not require separate segment reporting. The Canada Finco results are reported as part of the corporate column for purposes of reconciling to the combined New CCE financial results.

Exhibits

25. Please advise us of any form-of agreements, or plans to file executed agreements, relating to any cold drink equipment, can supply, or other arrangements that would appear to be material.

Response: Prior to going effective, New CCE will have filed all agreements of such type required to be filed as exhibits to the Registration Statement.

* * * * *

Comments or questions regarding these matters may be directed to Daniel Zimmerman by facsimile at (212) 378-2454 or by telephone at (212) 701-3777, Helene Banks at (212) 701-3439 or Jonathan Mark at (212) 701-3100.

Very truly yours,

/s/ Helene R. Banks
Helene R. Banks

cc:	John R. Parker, Jr. (Coca-Cola Enterprises Inc.)

Martha E. McGarry (Skadden, Arps, Slate, Meagher & Flom LLP)

Sean C. Doyle (Skadden, Arps, Slate, Meagher & Flom LLP)

Gerard M. Meistrell (Cahill Gordon & Reindel LLP)

Jonathan I. Mark (Cahill Gordon & Reindel LLP)